

May 2, 2014

Via E-mail
Vincent J. Galifi
Executive Vice-President and Chief Financial Officer
Magna International Inc.
337 Magna Drive
Aurora, Canada L4G 7K1

> **Re: Magna International Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 001-11444, and**
> **Form 6-K**
> **Filed March 28, 2014**
> **File No. 001-11444**

Dear Mr. Galifi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K

Exhibit 99.1

Notes to the Consolidated Financial Statements, page 40

Note 10. Goodwill, page 51

1. We note that during the fourth quarter of 2013, you reorganized your reporting structure in a manner that changed the composition of your reporting units for goodwill for the former Rest of World reporting segment, which previously included Asia. Please tell us the reporting units for goodwill within the Rest of World reporting segment prior to the separation of Asia in the fourth quarter of 2013 and the relationship of those reporting

units to the then operating segment(s). Please also tell us the timing of the $22 million impairment loss and tell us and revise to disclose a description of the facts and circumstances leading to the impairment and the method of determining the fair value of the then reporting unit. Refer to ASC 350-20-50-2. Please also tell us the method of determining the relative fair values of the reporting units upon separation of Asia from the Rest of World reporting segment.

Note 23. Segmented Information, page 70

2. Please tell us the factors that lead you to change the structure of your organization in a manner that caused the composition of your reporting segments to change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief